                                                               Exhibit (a)(1)(D)

                                       [Lowrance Electronics, Inc. Letterhead]

                                January 16, 2001

Dear Stockholder:

   We are pleased to inform you that on January 4, 2001, Lowrance Electronics, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cobra Electronics Corporation, a Delaware corporation ("Parent"), and Blue Marlin, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Parent, which provides for the acquisition of the Company by Parent. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (the "Shares") at a price of $8.25 per Share in cash. Following the successful completion of the Offer, Purchaser will be merged with the Company (the "Merger"), and all outstanding Shares not purchased in the Offer will receive in the Merger the same $8.25 per Share in cash consideration. The Offer is subject to certain conditions, including the conditions that (i) at the expiration of the Offer there shall have been validly tendered and not withdrawn a number of Shares which constitutes at least 63 1/3 percent of the Shares that in the aggregate are outstanding determined on a fully diluted basis, and (ii) Parent shall have received the proceeds of debt financing in an amount necessary to consummate the transactions contemplated by the Merger Agreement on terms satisfactory to Parent in its sole discretion.

   Your Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined unanimously that the Offer and the Merger are advisable and fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. All directors have agreed to tender their Shares and, if a stockholder vote is required, to vote in favor of the Merger.

   Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9 being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, we call your attention to Item 4 of the Schedule 14D-9 which describes both the reasons for the Board's recommendation and certain additional factors that stockholders may wish to consider before taking action with respect to the Offer.

   On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                      Sincerely,

                                      /s/ Darrell J. Lowrance
                                      Darrell J. Lowrance
                                      President and Chief
                                      Executive Officer